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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following announcement that information regarding the proposed merger between Compaq and HP was filed with the SEC and an employee Q&A regarding that SEC filing have been posted to Compaq's internal intranet:

                          ARTICLE REGARDING SEC FILING

MERGER PROXY FILED THURSDAY

THE PROXY STATEMENT THAT PROVIDES INFORMATION ABOUT THE PROPOSED MERGER BETWEEN COMPAQ AND HEWLETT-PACKARD WAS FILED THURSDAY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).

Submitted jointly by HP and Compaq, the proxy statement contains financial data for both companies, a detailed description of the merger agreement, the strategic rationale for the merger and instructions regarding the shareowner meeting and the voting process. Mailing of the proxy to Compaq shareowners or their designees will begin after the SEC declares the filing effective and approves its mailing to shareowners.

The proxy statement is important to employees who are also shareowners of Compaq because it contains information needed to make an informed decision about how to vote their shares of stock.

Like all other merger-related information that HP and Compaq file with the SEC, the proxy statement will be available to the public on the SEC Web site. Therefore, employees can expect to see a number of media stories referring to specific details in the document.

Shareowners will be requested to vote by mail, phone, Internet or in person at a special meeting of Compaq shareowners to be held at a date to be announced in the final SEC approved version of the proxy statement. The time and location of the special meeting will also be announced in the SEC approved proxy statement.

The special meeting of HP shareowners will be held on the same date as the meeting of the Compaq shareowners.

Some key facts from the proxy statement:
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o        To complete the merger, HP shareowners must vote to approve the issuance of HP common stock in connection with the merger and Compaq shareowners must vote to approve and adopt the merger agreement and approve the merger. The issuance of HP common stock in connection with the merger requires an affirmative vote of a majority of the votes cast at the HP special meeting, provided that the total vote cast on the proposal represents more than 50 percent of all shares of HP common stock entitled to vote on the proposal. Approval and adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the shares of Compaq common stock outstanding as of the record date for the Compaq special meeting.

o The Compaq board of directors recommends that the Compaq shareowners vote for the proposal to approve and adopt the merger agreement and approve the merger. The HP board of directors recommends that the HP shareowners vote for the proposal to approve the issuance of shares of HP common stock in connection with the merger.

o        The companies plan to complete the merger in the first half of 2002.
         However, the exact timing is contingent upon approval by U.S. and foreign government and regulatory approvals, in addition to shareowner approvals and other conditions.

o Upon completion of the merger, Compaq shareowners will be entitled to receive 0.6325 of a share for common stock for each share of Compaq stock owned at the effective time of the merger.

o Options to purchase shares of Compaq common stock will be assumed by HP and become exercisable for shares of HP common stock after completion of the merger.

Shareowners are urged to read the definitive joint proxy statement/prospectus before voting or making any other investment decision with respect to the merger. THE PROXY STATEMENT (FORM S-4) MAY BE VIEWED ONLINE. [link to document]

AN INTERNAL Q&A REGARDING THE PROXY STATEMENT CAN ALSO BE VIEWED ONLINE.
[LINK TO DOCUMENT]
This Proxy Q&A is not, nor are responses to your questions, intended to be a substitute for the information contained in the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, any amendments thereto or the definitive joint proxy statement/prospectus once it becomes available. We urge you to read the joint proxy statement/prospectus on file with the SEC and any other documents relating to the merger filed by Compaq or HP with the SEC. Stockholders are urged to read the definitive joint proxy statement/prospectus that will be mailed to them before making any voting or other investment decision with respect to the merger.
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                        EMPLOYEE Q&A REGARDING SEC FILING

WHAT IS A PROXY AND WHY MUST IT BE FILED?

A: A proxy statement (often referred to simply as the "proxy") is a document that contains information required by the U. S. Securities and Exchange Commission (the SEC) to be provided to shareowners of a company before they vote by proxy on various company matters, including business transactions such as mergers. The proxy statement also contains a request to shareowners for authority to vote their share of stock by proxy. The SEC requires that the proxy statement be publicly filed and that it contain specific categories of information, including a full recitation of all possible risks that could arise.

WHY IS IT IMPORTANT TO EMPLOYEES?

A: The proxy statement for this transaction is important to employees who are also shareowners of HP and Compaq because it contains information about the contemplated merger of the two companies that they need to consider in order to make an informed decision about how to vote their shares of stock.

WHAT IS THE DIFFERENCE BETWEEN A PROXY AND AN S-4 FILING?

A: A proxy statement is a type of document required by the SEC to be provided to shareowners of a public company in connection with the company's proxy solicitations. Form S-4 is the type of SEC registration statement for the securities to be issued where, as here, a merger takes the form of an exchange of one company's securities for the securities of another company.

Q78. WHY DID HP AND CPQ DECIDE ON A JOINT PROXY? IS IT TYPICALLY SUCH A LONG DOCUMENT (100-PLUS PAGES)?

A: A joint proxy/prospectus is standard procedure in this kind of transaction. The length is also common, as the SEC requires full disclosure of all information it deems necessary for shareowners to make an informed decision.

IS THIS THE FINAL PROXY?

A: Not necessarily. This document has been submitted to the SEC for possible review. The SEC may elect not to review it or may elect to conduct a review. After the review, the SEC may require us to amend the document. The timing of the final joint proxy/prospectus will depend on a number of factors, including SEC review and regulatory matters, so we cannot predict its exact timing. (Note: the SEC does not "approve" the document; it clears it to go effective.)

Q80. WHEN WILL EACH COMPANY'S SPECIAL SHAREHOLDER MEETINGS BE HELD?

A: (See Page 3 of proxy) The date has not been set, but they are likely to be held in the new year. We expect the merger will close in the first half of 2002.

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WHEN WILL I GET MORE INFORMATION ABOUT VOTING?

A: Information on voting, including your proxy card, will be included in the proxy that will be mailed to all shareowners. Although the S-4 is preliminary in nature, it does include some information on voting. However, given its preliminary nature, it is subject to change.

WHAT IS NEEDED AT THE SHAREHOLDER MEETINGS TO APPROVE THE MERGER? ARE THE REQUIREMENTS THE SAME FOR BOTH HP AND COMPAQ?

A: Details on CPQ approval are on Page 3. CPQ shareowners must approve and adopt the merger agreement and approve the merger. Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Compaq common stock outstanding as of the record date for the Compaq special meeting. Failure to vote or give instructions to a broker or nominee for the Compaq special meeting will have the same effect as voting "against" the proposal to approve the merger.

A: Details for HP approval are on Page 2. HP shareowners must approve the issuance of common stock in connection with the merger. The issuance of common stock in connection with the merger requires the affirmative vote of a majority of the votes cast at the HP special meeting, provided that the total vote cast on the proposal represents over 50% of all shares of HP common stock entitled to vote on the proposal. Failure to return a proxy card or voting instruction card or vote at the special meeting could make it more difficult to meet the voting requirement that the total vote cast on the proposal represents over 50% of all shares of HP common stock entitled to vote on the proposal.

WHEN DO YOU EXPECT TO RECEIVE U.S. REGULATORY APPROVAL? WHEN DO YOU EXPECT TO RECEIVE EU (EUROPEAN UNION) APPROVAL?

A: Regulatory approvals are discussed on Pages 9 and 86. We expect the merger to be completed in the first half of 2002, following the necessary regulatory and shareowner approvals.

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EMPLOYMENT COMPENSATION

WILL CPQ EMPLOYEES WHO JOIN HP RECEIVE THE SAME PAY AND BENEFITS?

A: This issue is discussed on Page 76. In the merger agreement, HP has stated its intent to make all reasonable efforts to provide Compaq employees who become employees of the new HP a total compensation package (including benefits) that is generally comparable to their previous compensation package for a period of 12 months following the merger. That said, the companies will, as part of integration planning, work out competitive compensation and benefit packages for employees of the new company going forward to ensure that the new HP can attract, retain and motivate the best talent available.

IF AN EMPLOYEE IS TERMINATED, WHAT SEVERANCE PACKAGE WILL THEY RECEIVE?

A: It is currently anticipated that employees will receive the standard severance packages available at their respective companies

EXECUTIVE COMPENSATION

WHY ARE THE COMPENSATION PLANS FOR THE CEOS AND TOP OFFICERS CHANGING?

A: This issue is discussed on Pages 64-66. To ensure the new HP would be able to effect a smooth and rapid transition, it is clearly necessary to have in place key members of both management teams. For matters of executive compensation, the board of Compaq and HP rely on the recommendations of the Human Resources Compensation Committees of the respective board, which are composed entirely of outside directors. Each company's HR committee determined that retention agreements were necessary to ensure that the new HP is best equipped to move forward quickly and execute its plans in order to deliver value to shareowners.

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DOES MICHAEL CAPELLAS GET THE SAME DEAL?

A: Mr. Capellas' agreement is discussed on Page 58. Mr. Capellas' employment agreement provides for essentially the same severance benefits that Compaq's other executive officers would receive if they were to incur a qualifying termination within a year following consummation of the merger. In developing Mr. Capellas' employment agreement in 2000, the Human Resources Committee of Compaq's Board (which is comprised of outside directors) obtained advice from an independent outside compensation consultant to ensure that his compensation arrangements, including severance and change in control provisions, were in line with competitive industry practices.

WHY DIDN'T YOU CHANGE THE DEFINITION OF CHANGE OF CONTROL FOR (CPQ) STOCK
OPTIONS?

A: The Board of Directors did not believe this was necessary. This issue is discussed on Page 65.

HOW MUCH MONEY WILL EITHER MS. FIORINA OR MR. CAPELLAS GET IF THEY LEAVE AFTER THE MERGER?

A: Both executives are looking forward to building on the strengths of the combination of Compaq and Hewlett-Packard in the new HP. For specifics of their arrangements, please refer to Pages 62-66 of the proxy statement.

A NUMBER OF EXECUTIVES FROM BOTH COMPANIES HAVE BEEN IDENTIFIED FOR ROLES IN THE COMBINED ENTITY ONCE THE MERGER IS COMPLETE - WHAT KIND OF DEALS ARE THEY GETTING?

A: The terms of employment for executives going forward have not yet been finalized.

WHAT OTHER ASSURANCES OR PROTECTIONS HAVE YOU OFFERED THE BROADER EMPLOYEE POPULATION IN THIS TIME OF UNCERTAINTY?

A: This issue is discussed on Page 76. HP has stated its intent that, for a 12-month period after the closing of the merger, HP would use all reasonable efforts to provide generally to those of its employees and Compaq employees prior to the merger who become employees of the combined company after the merger a total compensation package (including benefits) that, in the aggregate, is generally comparable to the total compensation package (including benefits) provided to those employees prior to the date of the merger agreement.
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                                    * * * *
                            FORWARD-LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

          ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they will contain important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.